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14049890

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SEC Mail Processing Section

MAR 04 2014

Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53523

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.J. Bradley Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6465 Greenwood Plaza Blvd, Ste 500
(No. and Street)

Centennial	CO	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Billings — 303-302-9992 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EKSH, LLLP
(Name – *if individual, state last, first, middle name*)

7979 E. Tufts Ave, Ste 400	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/14

OATH OR AFFIRMATION

I, William J. Bradley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.J. Bradley Financial Services, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JAQUELINE A SPARKS
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20124075257
MY COMMISSION EXPIRES NOVEMBER 19, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.J. BRADLEY FINANCIAL SERVICES, LLC

Statements of Financial Condition

	December 31, 2013	December 31, 2012
Assets		
Assets		
Cash	$ 1,442,182	$ 768,957
Restricted cash	500,000	-
Accounts receivable from Parent	108,496	-
Prepaid expenses	12,082	10,908
Total current assets	2,062,760	779,865
Non-current assets		
Broker-dealer license	112,500	112,500
Total non-current assets	112,500	112,500
Total assets	$ 2,175,260	$ 892,365
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 39,500	$ -
Due to related party	-	10,000
Total current liabilities	39,500	10,000
Commitments and contingencies		
Member's equity		
Limited liability company shares, 17,000 shares issued and outstanding	17,000	17,000
Additional paid-in capital from Parent	3,306,677	879,483
Accumulated deficit	(1,187,917)	(14,118)
Total member's equity	2,135,760	882,365
Total liabilities and member's equity	$ 2,175,260	$ 892,365

See notes to financial statements.